September 30, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Attn:	Tonya K. Aldave John Dana Brown

Re:	Pagaya Technologies Ltd. Amendment No. 3 to the Registration Statement on Form F-1 Filed September 30, 2022 File No. 333-266228

Dear Tonya K. Aldave and John Dana Brown:

On behalf of our client, Pagaya Technologies Ltd., an Israeli corporation (the “Company”), we are writing to provide the Company’s responses in the above-referenced Amendment No. 3 to the Registration Statement on Form F-1, filed on September 30, 2022 (the “Registration Statement”) to the additional comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated September 14, 2022 (the “Comment Letter”) on the Company’s Amendment No. 1 to Registration Statement on Form F-1 (333-266930), filed on September 6, 2022.

The Company has publicly filed via EDGAR Amendment No. 3 to its Registration Statement on Form F-1 (“Amendment No. 3”), which reflects the Company’s responses to the comments received by the Staff in the Comment Letter and certain updated information. Such updates are made on pages 17-19, 30, 60, 79 and 91-94 of Amendment No. 3.

Please do not hesitate to contact Kathy Shao at (212) 735-2012 or Andrea Nicolás at (212) 735-3416 of Skadden, Arps, Slate, Meagher & Flom LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Skadden, Arps, Slate, Meagher & Flom LLP
Skadden, Arps, Slate, Meagher & Flom

cc:	Richmond Glasgow, Pagaya Technologies Ltd.